600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

August 8, 2008

Ms. Julia E. Griffith

Special Counsel, Officer of Mergers and Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549

Re:	ExpressJet Holdings, Inc.
Schedule TO-I Filed July 2, 2008
SEC File No. 5-78693
Form 8-K’s, filed July 23, 30, and 31, 2008 and August 4, 2008

Dear Ms. Griffith:

On behalf of ExpressJet Holdings, Inc., a Delaware corporation (the “Company”), we enclose the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 7, 2008, with respect to the Company’s Schedule TO-I filed July 2, 2008 (the “Filing”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

General

1.	We note your filing of Form 8-K’s on July 23, 30 and 31, as well as August 4, 2008. The 8-K’s appear to contain information which pertains to the disclosures you made in your Schedule TO-I. Since this information relates directly to the securities subject to the tender offer, it should be filed as an amendment to the offer on Schedule TO-I. See Rule
13e-4(c)(1).

Response: The final amendment to the Schedule TO-I will include the Form 8-K’s filed July 23, 30, and 31, and August 4, 2008. In addition, Form 8-K’s filed July 9, 14, 25 and 30, 2008 and a Form 8-K/A filed August 8, 2008 will also be included.

2.	You do not appear to have filed the final amendment to your Schedule TO-I, as required by Rule 13e-4(c)(4). Please file your final amendment promptly.

Response: The final amendment is being filed today.

Ms. Julia E. Griffith

Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

August 8, 2008

Closing Comments

Response: The Company has authorized us to inform you that it acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) Staff comments or changes to disclosure in response to comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The information the Company is providing in response to the Staff’s comments was promptly disseminated to security holders in a manner reasonably calculated to inform them of that information, namely by press releases and filing of Form 8-K’s.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ John B. Clutterbuck
John B. Clutterbuck

Enclosure

cc:	Suzanne Lehman Johnson (ExpressJet Holdings, Inc.)